Exhibit 99.1

Attention: Financial Editors	Stock Symbol:	(PGF) - TSX
(PGH) - NYSE

NEWS RELEASE

PENGROWTH ENERGY CORPORATION PROVIDES UPDATE ON THE IMPACT OF THE NORTH-CENTRAL ALBERTA WILDFIRES

(Calgary, May 16, 2011) /Marketwire/ - Pengrowth Energy Corporation today announced the temporary interruption of production from two areas in north-central Alberta due to wildfires.

At this time, there is no immediate threat to the facilities in the operating areas affected by the fires, and certain facilities have been secured and associated production shut-in.  All personnel working on behalf of Pengrowth in the impacted areas are accounted for, and safe.

The wildfires have resulted in the temporary shut-in of up to 5,000 barrels of oil equivalent (boe) per day of production net to Pengrowth. It is unclear at this time, when production operations will recommence in these areas and when production is resumed, it is expected to be re-started in incremental stages.

Additional information will be released as it becomes available.

About Pengrowth:

Pengrowth Energy Corporation is a dividend paying oil and gas company. Pengrowth‘s  focus is to create value with the drill bit by drilling operated, low cost, low risk, repeatable opportunities in the Western Canadian Sedimentary Basin. Pengrowth’s operations include production from a number of conventional and unconventional assets and are evenly balanced between liquids and natural gas. Future growth opportunities include the development of unconventional oil and natural gas production, heavy oil, shale gas and coalbed methane as well as the addition of production through acquisition. Pengrowth's shares trade on the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111

Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to the anticipated impact of the forest fires on Pengrowth’s production and the timing of resumption of service.
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Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the impact on production of the pipeline shutdown, and the expected timing of repairs or replacement. Further information regarding these factors may be found under the heading "Business Risks" in our most recent management's discussion and analysis and under "Risk Factors" in our Annual Information Form dated March 8, 2010.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.